Consent of Independent Auditors

The Board of Directors
Biogan International, Inc.

Biogan International, Inc.
Acquisition of certain assets of Hechi Industrial Co., Ltd.
("the Acquisition")

Dear Sirs,

We consent to the inclusion in the Current Report on Form 8-K/A of our report dated April 19, 2002, except as to notes 1(b) and 16, which are as of July 19, 2002, on the combined financial statements of Guangxi Guanghe Metals Co., Ltd., Hechi Copper Refinery Plant, Wuxu Mining Plant and 9% equity interest in GaoFeng Mining Co., Ltd., relating to the Acquisition, and to all references to our firm's name in the form and context in which they are included in the Current Report on Form 8-K.

/s/ KPMG Huazhen
KPMG Huazhen

KPMG Huazhen
Beijing, People's Republic of China

September 29, 2002